STRATEGIC ADVANTAGE AND STRATEGIC ADVANTAGE II

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated October 1, 2004, to the Prospectus dated May 1, 2002

This supplement amends certain information contained in the prospectus dated May 1, 2002, as supplemented on May 31, 2002, May 1, 2003, June 27, 2003, August 21, 2003, October 24, 2003, April 5, 2004, May 5, 2004, and August 18, 2004. Please read it carefully and keep it with your prospectus for future reference.

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Fund Additions. Effective October 1, 2004, the following funds are added as available variable investment options under the policy:
- ING VP Strategic Allocation Balanced Portfolio (Class I Shares)
- ING VP Strategic Allocation Growth Portfolio (Class I Shares)
- ING VP Strategic Allocation Income Portfolio (Class I Shares)

More information about these new funds is contained in the tables below.

Fund Fees and Charges. The following information shows the investment advisory fees and other expenses charged annually by each of the new funds referenced above. The figures are a percentage of the average net assets of each fund as of December 31, 2003. See the prospectuses for the funds for more information concerning these expenses. [1]

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING VP Strategic Allocation Balanced Portfolio (Class I) [2, 3]	0.60%	--	0.14%	0.74%	--	0.74%
ING VP Strategic Allocation Growth Portfolio (Class I) [2, 3]	0.60%	--	0.15%	0.75%	--	0.75%
ING VP Strategic Allocation Income Portfolio (Class I) [2, 3]	0.60%	--	0.14%	0.74%	--	0.74%

1   We may receive compensation from each of the Funds or their affiliates based on an annual percentage of the average net assets held in that Fund by the Company. The percentage paid may vary from one Fund to another. For certain Funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in this Fund Expense Table and the Fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the Funds or their affiliates or as an incentive for us to make the Funds available through the Policy. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses shown below.

2   The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

3   ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser was 0.04% for the ING Strategic Allocation Balanced Portfolio and 0.09% for the ING Strategic Allocation Income Portfolio. Including these waivers and/or reimbursements, the "Total Net Annual Fund Expenses" would have been 0.70% for the ING Strategic Allocation Balanced Portfolio and 0.65% for the ING Strategic Allocation Income Portfolio. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

Fund Investment Advisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of new funds referenced above. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Sub-Adviser	Investment Objective
ING VP Strategic Allocation Balanced Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING VP Strategic Allocation Growth Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: ING Investment Management Co.	Seeks to provide capital appreciation.
ING VP Strategic Allocation Income Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital.

Information about the ING UBS U.S. Allocation Portfolio is to be amended as follows:

Effective November 8, 2004, ING UBS U.S. Allocation Portfolio will be renamed ING Van Kampen Equity and Income Portfolio and Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) will replace UBS Global Asset Management (US) Inc. as sub-adviser. Accordingly, all references to ING UBS U.S. Allocation Portfolio (Initial Class) are to be replaced with ING Van Kampen Equity and Income Portfolio (Initial Class) and all references to UBS Global Asset Management (US) Inc. are to be replaced with Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen).

Effective December 1, 2004, the Management Fees and Other Expenses for the Portfolio will be reduced to 0.55% and 0.02%, respectively.